Auscrete Corporation

PO Box 847

504 East First Street

Rufus, OR. 97050

Ph: (541) 739-8200 Fax: (541) 739-8200

August 6, 2012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

Office of Manufacturing and Construction

Attn: Mr. Edward M. Kelly

100 F Street, NE

Washington, D.C. 20549-4631

Re: Auscrete Corporation, A Wyoming Corporation

Pre-effective Amendment 18 to Registration Statement on Form S-1

Filed: July 20, 2012

File No: 33-166976

Dear Mr. Kelly,

I am writing in response to your letter dated July 31, 2012 in which you provide comments in connection with the above-referenced registration. This letter serves to respond to those specific requests for information or clarification addressed in your letter in relation to the Registration Statement. Your numbered comments are copied herein and our response follows in Italics.

Use of Proceeds, page 10

1.    We refer to your table. It appears that the percentage of net proceeds under maximum offering should read "100%" on the total offering proceeds line. Please advise or revise as appropriate.

The Registration Statement has been revised.

Audited Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-1

2.    Please have your auditors revise their audit opinion to include the date of their report. Refer to Rule 2.02(a) of Regulation S-X

3.    We note your response to prior comment two and the related revisions to your audit opinion; however, please have your auditors revise the last paragraph of the audit opinion to refer to the financial position at December 31, 2011 and December 31,2010, and the results of operations, shareholders' equity and cash flows for each of the periods ended December 31, 2010 and 2011 and the date of inception to December 31, 2011.

The date of the report was inadvertently cropped during conversion and has been replaced. The last paragraph has been revised to address the exclusions.

Statement of Cash Flows, page F-5

4.    It appears that your net cash provided by operating activities for the period of inception to December 31, 2010 as well as the cumulative total is missing non-cash reconciling items. Please revise here as well as the applicable amounts for your statement of cash flows for the period ended June 30, 2012. Please ensure that necessary amounts are included so that all totals are mathematically correct.

The Registration Statement has been revised.

Consent of Independent Registered Public Accounting Firm, Exhibit 23.1

5.    Please revise your registration statement to provide an updated consent from your auditors.

The consent letter has been updated.

In conclusion, we look forward to your response to the revisions we have incorporated. In the meantime, please feel free to contact me if you have any further questions or comments.

Very Truly Yours,

Auscrete Corporation

/s/ John Sprovieri

John Sprovieri